Quarterly Review - June 30, 2007
FMI Provident Trust
Strategy Fund
Investment Objective
Seeks a combination of long-term growth of capital and income to achieve a high total return.
Manager - The FMI Provident Trust Strategy Fund (the "Fund") is advised by Fiduciary Management, Inc. of Milwaukee. On September 9, 2002, the shareholders of the Fund named Provident Trust Company of Waukesha, Wisconsin as sub-advisor for investment management. Provident was founded in 1999 and is controlled by the principals of the firm.
Investment Professionals - J. Scott Harkness, CFA, President and Chief Executive Officer of Provident Trust Company, is responsible for day-to-day management of the Fund.
Strategy - Provident Trust Company is a concentrated core growth equity manager seeking to exceed the S&P 500 1 domestic stock market index return over full investment cycles. (A typical investment cycle lasts 5-7 years and includes both a 30% advance and a 20% decline.) FMI Provident Trust Strategy Fund can flexibly allocate assets between stocks, bonds and money markets to moderate volatility, and selects common stocks of all market capitalizations, generally of companies having a market capitalization of $1 billion or more at the time of purchase. Stock selection criteria includes improving revenue and earnings growth, increasing margins, significant management stock ownership, and upward valuation potential. The Fund is a non-diversified investment company; please see the prospectus for further details.
Fund Information
Inception Date	12/30/1986
Net Assets	$57.7 million
Net Asset Value	$8.29
Expense Ratio	1.00%
Ticker	FMIRX
Top Ten Holdings
Kohl's Corp.	6.9%
Manpower Inc.	6.5%
Walgreen Co.	6.4%
Robert Half International Inc.	6.3%
Fastenal Co.	6.1%
Express Scripts, Inc.	6.0%
Charles Schwab Corp.	5.3%
J.C. Penney Company, Inc.	5.3%
Franklin Resources, Inc.	4.8%
Accenture Ltd.	4.6%
Portfolio Characteristics
Weighted average market cap	$15.4 billion
Median market cap	$11.0 billion
P/E ratio (forward 4 quarters)	18.7x
Estimated L-T earnings growth rate	18.0%
Return on equity (ROE)	23.1%
Number of holdings	17
Top Ten Sectors
Performance	Q2 2007	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	7.38%	17.99%	15.04%	13.30%	8.47%	11.31%
S&P 500[1]	6.28%	20.59%	11.69%	10.70%	7.13%	11.86%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/30/86. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - FMI Provident Trust Strategy Fund gained 7.38% in the three months ended June 30, 2007, outperforming the S&P 500's1 6.28% gain. For the first nine months of the September fiscal year, the Fund gained 16.73% vs. the 14.12% gain for the S&P 500. Equities were intellectually unfashionable over the past several years, with the skeptics fearing deflation, inflation, valuations, recession, etc. Pensions grew increasingly risk-averse, with bond allocations rising to multi-decade high levels just as bond yields were near a multi-decade low. Consequently, equity valuations suffered with the S&P 500 P/E dropping from 20x in 2003 to a bottom of 15x in June 2006. We estimate S&P P/E improvement to 16-20x in 2007-2008, which equals an S&P 500 target of 1600-2000 on $100 of S&P 500 2008 earnings. We further estimate investors will pay an increasing premium valuation for growth stocks (similar to the early 1990's), taking valuations to 20-25x forward earnings.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1The S & P 500 is the Standard & Poor's Composite Index of 500 Stocks, a widely recognized unmanaged index of common stock prices.